LATAM group’s capacity grew by 14.3% in September compared to the same month of 2023

Operating statistics for September 2024

Santiago, October 10, 2024 - During September, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 14.3% compared to the same month of 2023. This growth was mainly driven by a 19.1% increase in the group's international capacity.

In terms of consolidated traffic, measured in revenue passenger-kilometers (RPK), there was a 14.2% increase compared to the same period of last year. As a result, the consolidated load factor reached 84.2%.

Furthermore, in September alone, the group transported over 6.7 million passengers, an 8.0% increase versus last year. Year-to-date, the group has transported 60.5 million passengers, a 12.4% increase compared to the same period of 2023.

In terms of cargo, LATAM group's capacity, measured in available ton-kilometers (ATK), increased by 13.2% compared to September of last year, reaching 669 million ATK.

The following table summarizes the main operating statistics for the month, quarter, and year-to-date figures as of September for the main LATAM business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

LATAM GROUP OPERATIONS	September			Third Quarter			Year to Date
	2024	2023	% Change	2024	2023	% Change	2024	2023	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	11,113	9,735	14.2%	34,570	30,171	14.6%	98,056	82,807	18.4%
DOMESTIC SSC (1)	1,846	1,687	9.4%	5,711	5,334	7.1%	16,854	14,785	14.0%
DOMESTIC BRAZIL (2)	3,241	2,934	10.5%	10,274	9,481	8.4%	29,007	26,665	8.8%
INTERNATIONAL (3)	6,026	5,114	17.8%	18,584	15,356	21.0%	52,195	41,357	26.2%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	13,203	11,553	14.3%	40,711	35,357	15.1%	116,909	100,570	16.2%
DOMESTIC SSC (1)	2,267	2,068	9.6%	6,890	6,407	7.5%	20,572	18,160	13.3%
DOMESTIC BRAZIL (2)	3,914	3,589	9.0%	12,240	11,321	8.1%	35,550	33,387	6.5%
INTERNATIONAL (3)	7,022	5,896	19.1%	21,581	17,629	22.4%	60,786	49,022	24.0%

PASSENGER LOAD FACTOR
SYSTEM	84.2%	84.3%	-0.1p.p	84.9%	85.3%	-0.4p.p	83.9%	82.3%	1.5p.p
DOMESTIC SSC (1)	81.4%	81.6%	-0.2p.p	82.9%	83.3%	-0.4p.p	81.9%	81.4%	0.5p.p
DOMESTIC BRAZIL (2)	82.8%	81.7%	1.1p.p	83.9%	83.7%	0.2p.p	81.6%	79.9%	1.7p.p
INTERNATIONAL (3)	85.8%	86.7%	-0.9p.p	86.1%	87.1%	-1.0p.p	85.9%	84.4%	1.5p.p

PASSENGER BOARDED (thousand)
SYSTEM	6,762	6,263	8.0%	21,137	19,734	7.1%	60,507	53,815	12.4%
DOMESTIC SSC (1)	2,533	2,379	6.5%	7,871	7,465	5.4%	23,008	20,184	14.0%
DOMESTIC BRAZIL (2)	2,862	2,742	4.4%	9,021	8,784	2.7%	25,687	24,325	5.6%
INTERNATIONAL (3)	1,368	1,142	19.8%	4,244	3,485	21.8%	11,811	9,307	26.9%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	372	297	25.0%	1,072	889	20.6%	3,132	2,680	16.9%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	669	591	13.2%	2,018	1,781	13.3%	5,924	5,245	12.9%

CARGO LOAD FACTOR
SYSTEM	55.6%	50.4%	5.2p.p	53.1%	49.9%	3.2p.p	52.9%	51.1%	1.8p.p

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, Africa, the United States and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates' aircraft, they have a fleet of 21 freighters. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net